03037805

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nintendo Co., Ltd.

*CURRENT ADDRESS 11-1, Kamitoba Hokotate-cho
Minami-ku
Kyoto 601-8501
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

FILE NO. 82- 2544 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DAT : 12/1/03

Nintendo®

2002 Annual Report

Nintendo Co., Ltd.



Dear Nintendo Shareholders,



Last year Nintendo launched the NINTENDO GAMECUBE and Game Boy Advance hardware systems and, in 2002, Nintendo is committed to expanding the worldwide sales of both products. Nintendo is not only a video game hardware manufacturer but also, with strong software development teams both inside and outside the company, an unparalleled game software publisher with the most respected track record in the world. The incomparable "know-how" we have accumulated throughout our history is manifested in these two new platforms.

We plan to expand the market by providing a variety of unprecedented, irresistible and high quality software titles that take advantage of the unique abilities of our new hardware platforms. This will include the new play style that is made possible by the connectivity between the NINTENDO GAMECUBE and Game Boy Advance.

Sincerely,

Satoru Iwata

Satoru Iwata
President
Nintendo Co., Ltd.

Nintendo®

the Nintendo® difference

Why Nintendo Stands Out

Innovation

Quality

Franchise Characters

Heritage

nnovation

he ability to dream and to turn those dreams into reality is what makes Nintendo unique. Nintendo continues to challenge the status quo through INNOVATION.




GAMECUBE
Nintendo®
GAME BOY ADVANCE



Quality

Software must continue to be the highest QUALITY — we strive for the best and put it into practice. Nintendo employees and partners around the world labor day and night to provide users with a superior gaming experience.








Tom
Nothing!
I've got nothing!





GAMEBOY ADVANCE

The Legend of Zelda GBA®





...oshi's Island™: Super Mario® Advance 3




Great Fox

Franchise Characters

Mario, Kirby, Donkey Kong and Pikmin — Nintendo has created numerous FRANCHISE CHARACTERS available in all their splendor exclusively on Nintendo video game systems. Only Nintendo can create an entertainment universe that gives players joy through the adventures of Mario, Zelda, Pikmin and a collection of the most beloved characters in the video game world.



Fox



Pikachu™



Donkey Kong®



Link



Samus



Kirby



Pikmin™



Mario™
&Yoshi™



Heritage

NINTENDO GAMECUBE and Game Boy Advance — we believe that Nintendo is second to none in game development. All of Nintendo's products, including the new game systems, have benefited from the HERITAGE Nintendo has passed along since the early 1980's when it recreated the video game market. What we call the "Nintendo DNA" lives within all of our creations, taking Nintendo to new heights as an entertainment company.



Nintendo's Products in 2001

a. Game Boy® Advance



b. NINTENDO GAMECUBE™



c. Pikmin™



d. Super Smash Bros.™ Melee



e. Animal Crossing™



f. e-Reader™



Game Boy® Advance

The Game Boy Advance is designed as a single platform offering the highest level of quality in: game play, communication and portability. In just six months since its launch, more than 10 million Game Boy Advance units have been sold. As the most popular and the best selling entertainment gadget in the world, Game Boy Advance is destined to further pave the way for new types of entertainment.

NINTENDO GAMECUBE™

The NINTENDO GAMECUBE is designed to make it easy for game developers to create new forms of entertainment that players can quickly learn and become attached to. Because of this focus, the NINTENDO GAMECUBE is perfectly designed to provide users with unique game play experiences.

Pikmin™

Carrying, fighting, growing, and becoming prey... ——— It's not a quote from a nature show, but rather a popular song from the Pikmin television commercial in Japan. You can't help loving and bonding with these mysterious Pikmin creatures who faithfully follow you throughout your game adventures. It's a game unlike anything seen before - it's Pikmin.

Super Smash Bros.™ Melee

Heroes of popular Nintendo characters run wild across your screen in this exhilarating smashfest. Super Smash Bros. Melee is more than a sequel to its smash hit predecessor, with worldwide sales topping 5 million units. Super Smash Bros. Melee is an example of Nintendo's ability to make games that appeal to novice and expert gamers alike. Super Smash Bros. Melee will continue to draw people back again and again, long after its release.

Animal Crossing™

In Animal Crossing there is no goal to rush after and no stages to clear. Players can enjoy Animal Crossing at any pace they desire. Whether they're exploring their community, meeting with unique neighbors or communicating with real life friends, players will find themselves interacting with this real time communication game day after day. Animal Crossing takes advantage of the unique connection between NINTENDO GAMECUBE and Game Boy Advance, providing a different style of communication and entertainment.

e-Reader™

Rather than a game cartridge or optical disc, the e-Reader uses a new medium ——— specially designed trading cards to open a new entertainment world. Just run the barcode printed on the card through the e-Reader and an unprecedented entertainment world appears on the Game Boy Advance screen.

Cumulative unit sales on consolidated basis

Japan



As of March 31, 2002
Game Boy
32.43
Nintendo 64
5.54
Game Boy Advance
5.98
NINTENDO GAMECUBE
1.57



Game Boy
Nintendo 64
39.63
Game Boy Advance
12.95
NINTENDO GAMECUBE
4.06

Outside Japan

As of March 31, 2002
Units in Millions



Game Boy
Nintendo 64
27.38
Game Boy Advance
12.18
NINTENDO GAMECUBE
2.23
50.00



Game Boy
Nintendo 64
Game Boy Advance
36.83
NINTENDO GAMECUBE
10.30
100.00

Unit Sales Breakdown Outside Japan

Units in Millions

Hardware	The Americas	Other Regions
Game Boy	44.06	41.93
Nintendo 64	20.63	6.75
Game Boy Advance	7.57	4.61
NINTENDO GAMECUBE	2.22	0.01

Software	The Americas	Other Regions
Game Boy	184.11	147.89
Nintendo 64	141.64	43.02
Game Boy Advance	23.38	13.45
NINTENDO GAMECUBE	10.27	0.03

http://www.nintendo.com

Financial Review

2002

I
C
Q
H

Nintendo®

Financial Highlights

Years ended March 31,	Japanese Yen in Millions 2002	Japanese Yen in Millions 2001	U.S. Dollars in Thousands[A] 2002	U.S. Dollars in Thousands[A] 2001
Net sales	¥554,413	¥462,196	$4,168,520	$3,475,160
Net income	106,445	96,603	800,338	726,339
Total assets	1,156,716	1,068,568	8,697,110	8,034,348
Shareholders' equity	935,075	834,952	7,030,642	6,277,831

Years ended March 31,	Japanese Yen 2002	Japanese Yen 2001	U.S. Dollars[A] 2002	U.S. Dollars[A] 2001
Amounts per share				
Net income[B]	¥751.39	¥681.90	$5.65	$5.13
Cash dividends[C]	140	120	1.05	0.90

A: The amounts presented herein are stated in Japanese yen and have been translated into U.S. dollars solely for the convenience of readers outside Japan at the rate of ¥133 to US$1, the approximate rate of exchange at March 31, 2002.

B: The computations of net income per share of common stock are based on the weighted average number of shares outstanding during each fiscal year.

C: Cash dividends per share represent the amounts applicable to the respective years including dividends to be paid after end of the fiscal year.

Common Stock Information

¥
Japanese Yen

Years ended March 31,	2002 High	2002 Low	2001 High	2001 Low
First Quarter	¥24,900	¥18,300	¥19,700	¥14,500
Second Quarter	24,540	12,970	20,210	16,760
Third Quarter	23,650	17,000	20,000	14,520
Fourth Quarter	23,500	18,050	22,000	16,910

$
U.S. Dollars[A]

Years ended March 31,	2002 High	2002 Low	2001 High	2001 Low
First Quarter	$187.22	$137.59	$148.12	$109.02
Second Quarter	184.51	97.52	151.95	126.02
Third Quarter	177.82	127.82	150.38	109.17
Fourth Quarter	176.69	135.71	165.41	127.14

The preceding table sets forth the high and low sale prices during Fiscal 2002 and 2001 for Nintendo Co., Ltd. common stock, as reported on the Osaka Stock Exchange, Section 1. Nintendo's stock is also traded on the Tokyo Stock Exchange, Section 1.

A: The amounts presented herein are stated in Japanese yen and have been translated into U.S. dollars solely for the convenience of readers outside Japan at the rate of ¥133 to US$1, the approximate rate of exchange at March 31, 2002.

Analysis of Operations and Financial Review

Overview

During the fiscal year ended March 31, 2002, the world-wide video game industry was impacted by the introduction of next generation hardware and software. In response, retail markets expanded reflecting acceptance of this new technology by consumers. As hardware performance improves, users' expectations increase, as well. During this period, Nintendo Co., Ltd. (the "Company") and its subsidiaries (together with the Company, "Nintendo") successfully launched NINTENDO GAMECUBE and GAME BOY ADVANCE. GAME BOY ADVANCE was launched in the Americas and the European markets, and NINTENDO GAMECUBE was introduced to the Japanese and the Americas markets.

GAME BOY ADVANCE, with an improved CPU and a wide LCD screen, delivers a much sharper picture than its predecessor GAME BOY COLOR. NINTENDO GAMECUBE is not only given enhanced power, but also designed to do what NINTENDO 64 could not do --- providing game creators with easiness to present new and creative ideas in software they write. Nintendo has focused on developing software for these machines that users will find the most innovative and best in the industry.

As a result, the Company reported consolidated net sales of ¥554.4 billion ($4.2 billion) in the fiscal year ended March 31, 2002. This represents a 20% increase compared with the previous fiscal year. Net sales increased in Japan, the Americas, and Europe. This is mainly due to the release of NINTENDO GAMECUBE in Japan and the Americas, and the release of GAME BOY ADVANCE in Europe. The Company reported net income at ¥106.4 billion ($800 million) due, in part, to increased sales and margins and foreign exchange gain resulting from the decrease in the yen value against foreign currencies. Net income was a historical record high for the second consecutive year.

Revenue and Expenses

Consumers responded well after the launch of GAME BOY ADVANCE in the Americas and Europe in June 2001. The software titles SUPER MARIO ADVANCE, WARIO LAND 4 and MARIO KART: SUPER CIRCUIT sold more than one million units each. By the end of March 2002, the life-to-date unit sales of GAME BOY ADVANCE hardware exceeded 18 million all over the world.

NINTENDO GAMECUBE, which was launched in Japan in September 2001, and in the Americas in November 2001, also delivered new and exciting interactive software to game players. PIKMIN, which provided a uniquely different game idea, gained popularity. SUPER SMASH BROS. MELEE and LUIGI'S MANSION were extremely popular and provided new gaming elements as well. Each of these titles sold more than one million units. The software title ANIMAL FOREST+ (ANIMAL CROSSING in the United States) which can be played through connecting NINTENDO GAMECUBE and GAME BOY ADVANCE, and CARD-e READER (e-READER in the United States) was released in Japan. It was an automatic hit and a good example of innovation that can provide gamers with a brand new "connectivity" experience. By the end of March 2002, NINTENDO GAMECUBE hardware sold a total of 3.8 million units.

During the fiscal year ended March 31, 2002, gross margin increased by 20% to ¥220.2 billion ($1.7 billion). The gross margin ratio remained at 40% which is similar to the previous fiscal year. Selling, general and administrative expenses increased slightly to ¥100.6 billion ($757 million). Operating income increased by 41% to ¥119.6 billion ($899 million). Both interest income and foreign exchange gain decreased; interest income to ¥22.9 billion ($172 million) and foreign exchange gain to ¥43.4 billion ($326 million).

Cash Flow

At March 31, 2002, cash and cash equivalents increased by ¥77.1 billion ($580 million).

Net cash provided by operating activities was ¥56.2 billion ($423 million) which was ¥66 billion ($496 million) less than the previous fiscal year, while net income increased. This was due principally to payments for income taxes.

Net cash used in investing activities was ¥5.1 billion ($38 million) which was ¥17.9 billion ($135 million) less than the previous fiscal year. This was due principally to payments for new production facilities.

Net cash used in financing activities consisted almost exclusively of the payment of dividends of ¥17 billion ($128 million).

After giving effect of exchange rate changes on cash and cash equivalents of ¥43.2 billion ($324 million), cash and cash equivalents was ¥863.1 billion ($6.5 billion) at March 31, 2002.

Financial Position

Nintendo's financial position continues to be very strong.

At March 31, 2002, total liabilities were ¥218.6 billion ($1.6 billion), and the current ratio was 4.89:1. The balance of cash and cash equivalents was 3.95 times total liabilities. Working capital improved by 13% to ¥825.6 billion ($6.2 billion). Nintendo improved the number of days' sales in receivables to 33 days. Inventories were ¥43.9 billion ($330 million). The number of days' sales in inventories was 29 days. Liabilities-to-equity ratio was 0.23:1 at March 31, 2002.

Common Stock Activity

The Company's stock price dropped by 4%, ending the year at ¥19,660 ($147.82), while the Nikkei stock average declined by 15%. The Company increased its annual dividend level by ¥20 ($0.15) to ¥140 ($1.05) per share for Fiscal 2002. The dividend payout ratio was approximately 19%. Foreign shareholders constituted 37% of total outstanding shares at March 31, 2002.

Five-Year Summary

Years ended March 31,	2002	2001	2000	1999	1998
			¥ Japanese Yen in Millions		
For the period					
Net sales	¥554,413	¥462,196	¥530,340	¥572,440	¥534,325
Income before income taxes and minority interests	183,023	168,652	103,074	162,220	171,753
Net income	106,445	96,603	56,061	85,817	83,697
At the period-end					
Total assets	1,156,716	1,068,568	933,374	893,374	848,607
Property, plant and equipment - net	66,681	64,815	63,776	62,537	59,746
Shareholders' equity	935,075	834,952	757,448	700,292	633,083

Years ended March 31,	2002	2001	2000	1999	1998
			¥ Japanese Yen		
Amounts per share					
Net income[B]	¥751.39	¥681.90	¥395.73	¥605.77	¥590.80
Cash dividends[C]	140	120	120	120	120

Years ended March 31,	2002	2001	2000	1999	1998
			$ U.S. Dollars in Thousands[A]		
For the period					
Net sales	$4,168,520	$3,475,160	$3,987,518	$4,304,057	$4,017,480
Income before income taxes and minority interests	1,376,117	1,268,059	774,996	1,219,703	1,291,376
Net income	800,338	726,339	421,513	645,243	629,300
At the period-end					
Total assets	8,697,110	8,034,348	7,017,852	6,717,096	6,380,502
Property, plant and equipment - net	501,363	487,333	479,517	470,205	449,211
Shareholders' equity	7,030,642	6,277,831	5,695,101	5,265,357	4,760,026

Years ended March 31,	2002	2001	2000	1999	1998
			$ U.S. Dollars[A]		
Amounts per share					
Net income[B]	$5.65	$5.13	$2.98	$4.55	$4.44
Cash dividends[C]	1.05	0.90	0.90	0.90	0.90

A: The amounts presented herein are stated in Japanese yen and have been translated into U.S. dollars solely for the convenience of readers outside Japan at the rate of ¥133 to US$1, the approximate rate of exchange at March 31, 2002.

B: The computations of net income per share of common stock are based on the weighted average number of shares outstanding during each fiscal year.

C: Cash dividends per share represent the amounts applicable to the respective years including dividends to be paid after end of the fiscal year.

Report of Independent Accountants

The Board of Directors
Nintendo Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nintendo Co., Ltd. and its consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Nintendo Co., Ltd. and its consolidated subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation
Kyoto, Japan
June 27, 2002

Consolidated Balance Sheets

As of March 31,	¥ Japanese Yen in Millions 2002	2001	$ U.S. Dollars in Thousands (Note 1) 2002	2001
Assets				
Current Assets				
Cash and cash equivalents	¥863,116	¥785,992	$6,489,596	$5,909,716
Short-term investments	41,540	52,033	312,330	391,228
Receivables -				
Notes and trade accounts receivable	45,861	54,716	344,822	411,397
Allowance for doubtful accounts	(6,252)	(5,672)	(47,004)	(42,644)
Inventories (Note 5)	43,869	22,560	329,840	169,625
Deferred income taxes (Note 8)	34,467	34,767	259,151	261,405
Other current assets	15,169	13,850	114,047	104,127
Total current assets	1,037,770	958,246	7,802,782	7,204,854
Property, Plant and Equipment				
Land	35,045	34,612	263,498	260,243
Buildings and structures	42,888	40,490	322,464	304,434
Machinery, equipment and automobiles	22,277	19,737	167,497	148,400
Construction in progress	1	29	10	218
Total	100,211	94,868	753,469	713,295
Accumulated depreciation	(33,530)	(30,053)	(252,106)	(225,962)
Property, plant and equipment - net	66,681	64,815	501,363	487,333
Investments and Other Assets				
Investments in securities (Note 3)	32,590	28,472	245,036	214,075
Deferred income taxes - non-current (Note 8)	12,497	14,641	93,961	110,082
Other assets	7,178	2,394	53,968	18,004
Total investments and other assets	52,265	45,507	392,965	342,161
Total	¥1,156,716	¥1,068,568	$8,697,110	$8,034,348

See notes to consolidated financial statements.

As of March 31,	¥ Japanese Yen in Millions 2002	2001	$ U.S. Dollars in Thousands (Note 1) 2002	2001
Liabilities and Shareholders' Equity				
Current Liabilities				
Notes and trade accounts payable	¥139,340	¥105,953	$1,047,671	$796,637
Accrued income taxes	30,377	65,074	228,396	489,281
Other current liabilities	42,491	53,726	319,482	403,956
Total current liabilities	212,208	224,753	1,595,549	1,689,874
Non-current Liabilities				
Non-current accounts payable	300	418	2,254	3,144
Reserve for employee retirement and severance benefits (Note 6)	4,417	4,017	33,207	30,203
Reserve for directors retirement and severance benefits	1,687	1,581	12,686	11,891
Total non-current liabilities	6,404	6,016	48,147	45,238
Minority Interests	3,029	2,847	22,772	21,405
Contingencies (Note 10)				
Shareholders' Equity				
Common stock Authorized - 400,000,000 shares Issued and outstanding - 141,669,000 shares	10,065	10,065	75,680	75,680
Additional paid-in capital	11,584	11,584	87,100	87,100
Retained earnings	904,733	815,458	6,802,502	6,131,262
Unrealized gains on other securities (Note 3)	3,848	2,438	28,933	18,334
Translation adjustments	5,026	(4,576)	37,785	(34,418)
Total	935,256	834,969	7,032,000	6,277,958
Treasury stock, at cost	(181)	(17)	(1,358)	(127)
Total shareholders' equity	935,075	834,952	7,030,642	6,277,831
Total	¥1,156,716	¥1,068,568	$8,697,110	$8,034,348

See notes to consolidated financial statements.

Consolidated Statements of Income

Years ended March 31,	¥ Japanese Yen in Millions 2002	2001	$ U.S. Dollars in Thousands (Note1) 2002	2001
Net sales	¥554,413	¥462,196	$4,168,520	$3,475,160
Cost of sales (Notes 5 and 7)	334,187	278,090	2,512,683	2,090,902
Gross margin	220,226	184,106	1,655,837	1,384,258
Selling, general and administrative expenses (Note 7)	100,619	99,190	756,537	745,793
Operating income	119,607	84,916	899,300	638,465
Other income (expenses)				
Interest income	22,905	39,134	172,216	294,239
Foreign exchange gain (loss) - net	43,419	66,335	326,462	498,761
Unrealized loss on investments in securities (Note 3)	(4,458)	(13,562)	(33,520)	(101,972)
Other - net	1,550	(8,171)	11,659	(61,434)
Income before income taxes and minority interests	183,023	168,652	1,376,117	1,268,059
Income taxes (Note 8)				
Current	74,351	93,710	559,035	704,588
Deferred	2,446	(21,358)	18,388	(160,587)
Total income taxes	76,797	72,352	577,423	544,001
Minority interests	(219)	(303)	(1,644)	(2,281)
Net income	¥106,445	¥96,603	$800,338	$726,339

Years ended March 31,	¥ Japanese Yen 2002	2001	$ U.S. Dollars (Note 1) 2002	2001
Amounts per share				
Net income (Note 2L)	¥751.39	¥681.90	$5.65	$5.13
Cash dividends (Note 2L)	140	120	1.05	0.90

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended March 31, 2002 and 2001	Number of common shares in thousands	¥ Japanese Yen in Millions Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance, April 1, 2000	141,669	¥10,065	¥11,584	¥735,850	-	-	¥(51)
Net income				96,603			
Cash dividends				(17,000)			
Directors' bonuses				(170)			
Adjustment of retained earnings for an affiliate newly accounted for by the equity method				175			
Unrealized gains on other securities					¥2,438		
Translation adjustments						¥(4,576)	
Net changes in treasury stock							34
Balance, March 31, 2001	141,669	10,065	11,584	815,458	2,438	(4,576)	(17)
Net income				106,445			
Cash dividends				(17,000)			
Directors' bonuses				(170)			
Unrealized gains on other securities					1,410		
Translation adjustments						9,602	
Net changes in treasury stock							(164)
Balance, March 31, 2002	141,669	¥10,065	¥11,584	¥904,733	¥3,848	¥5,026	¥(181)

Years ended March 31, 2002 and 2001	$ U.S. Dollars in Thousands (Note1) Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance, April 1, 2000	$75,680	$87,100	$5,532,709	-	-	$(387)
Net income			726,339			
Cash dividends			(127,820)			
Directors' bonuses			(1,278)			
Adjustment of retained earnings for an affiliate newly accounted for by the equity method			1,312			
Unrealized gains on other securities				$18,334		
Translation adjustments					$(34,418)	
Net changes in treasury stock						260
Balance, March 31, 2001	75,680	87,100	6,131,262	18,334	(34,418)	(127)
Net income			800,338			
Cash dividends			(127,820)			
Directors' bonuses			(1,278)			
Unrealized gains on other securities				10,599		
Translation adjustments					72,203	
Net changes in treasury stock						(1,231)
Balance, March 31, 2002	$75,680	$87,100	$6,802,502	$28,933	$37,785	$(1,358)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31,	Japanese Yen in Millions 2002	2001	U.S. Dollars in Thousands (Note 1) 2002	2001
Cash Flows from Operating Activities				
Reconciliation of Net income to Net cash provided by operating activities				
Net income	¥106,445	¥96,603	$800,338	$726,339
Depreciation and amortization	5,639	4,537	42,399	34,113
Increase in allowance for doubtful accounts	249	1,077	1,870	8,099
Increase in reserve for employee retirement and severance benefits	214	3,776	1,607	28,391
Deferred income taxes	2,446	(21,358)	18,388	(160,587)
Foreign exchange losses (gains)	(42,093)	(66,563)	(316,492)	(500,476)
Unrealized loss on investments in securities	4,458	13,562	33,520	101,972
Unrealized loss on land	-	5,988	-	45,024
Decrease in notes and trade accounts receivable	10,983	25,649	82,579	192,846
Decrease (increase) in inventories	(21,309)	9,701	(160,216)	72,941
Increase (decrease) in notes and trade accounts payable	22,189	(5,027)	166,839	(37,799)
Increase (decrease) in accrued income taxes	(35,422)	43,235	(266,330)	325,071
Other, net	2,435	11,055	18,313	83,124
Net cash provided by operating activities	56,234	122,235	422,815	919,058
Cash Flows from Investing Activities				
Payments for short-term investments	(200,706)	(193,777)	(1,509,068)	(1,456,970)
Proceeds from short-term investments	214,259	223,478	1,610,971	1,680,286
Payments for purchase of property, plant and equipment	(13,096)	(10,836)	(98,467)	(81,476)
Payments for investments in securities	(24,033)	(6,006)	(180,699)	(45,155)
Proceeds from investments in securities	17,968	1,001	135,098	7,528
Other, net	490	(1,083)	3,685	(8,145)
Net cash provided by (used in) investing activities	(5,118)	12,777	(38,480)	96,068
Cash Flows from Financing Activities				
Proceeds from stock issued to minority interests	5	502	38	3,773
Payments for purchase of treasury stock	(270)	(230)	(2,030)	(1,729)
Proceeds from sale of treasury stock	113	266	851	2,000
Cash dividends paid	(16,995)	(16,989)	(127,781)	(127,737)
Net cash used in financing activities	(17,147)	(16,451)	(128,922)	(123,693)
Effect of exchange rate changes on cash and cash equivalents	43,155	73,369	324,467	551,648
Net increase of cash and cash equivalents	77,124	191,930	579,880	1,443,081
Cash and cash equivalents at beginning of year	785,992	594,062	5,909,716	4,466,635
Cash and cash equivalents at end of year	¥863,116	¥785,992	$6,489,596	$5,909,716

Years ended March 31,	Japanese Yen in Millions 2002	2001	U.S. Dollars in Thousands (Note 1) 2002	2001
Additional Cash Flow Information				
Interest paid	¥ 0	¥ 1	$ 3	$ 7
Income taxes paid	109,774	50,476	825,365	379,517

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended March 31, 2002 and 2001

Note 1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements are prepared from the consolidated financial statements issued in Japan for domestic reporting purposes. Nintendo Co., Ltd. (the "Company") and its subsidiaries in Japan maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law, and in conformity with generally accepted accounting principles and practices in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards. Its overseas consolidated subsidiaries maintain their accounts in conformity with the generally accepted accounting principles and practices prevailing in the respective countries of domicile and no adjustment has been made to their financial statements in consolidation, as allowed under accounting principles and practices generally accepted in Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements presented herein are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥133 to US$1, the approximate rate of exchange at March 31, 2002. These translations should not be construed as representations that the Japanese yen amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Note 2. Significant Accounting Policies

A. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries (total 24 both in 2002 and 2001) except for two. The equity method of accounting has been applied to one of the non-consolidated subsidiaries and to all affiliates (total 14 in 2002 and 16 in 2001) except for two. The remaining subsidiary and affiliates are immaterial and their respective investments are carried at cost in the accompanying consolidated balance sheets.

The principal consolidated subsidiaries and the principal affiliate for which the equity method of accounting was used for the year ended March 31, 2002 were as follows:

Consolidated subsidiaries	
Nintendo of America Inc.	Nintendo Australia Pty. Ltd.
Nintendo Benelux B.V.	Nintendo of Canada Ltd.
Nintendo España, S.A.	Nintendo of Europe GmbH
Nintendo France S.A.R.L.	
Affiliate	
The Pokémon Company	

Investment costs in excess of underlying net assets of consolidated subsidiaries and affiliates acquired are charged to income for the year as incurred.

All significant intercompany transactions, accounts and unrealized profits have been eliminated in consolidation.

The amounts of certain subsidiaries have been included on the basis of fiscal periods ended within three months prior to March 31.

B. Translation of Foreign Currency Items

In accordance with the Japanese accounting standard, short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate in effect at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income to the extent that they are not hedged by forward exchange contracts.

With respect to financial statements of overseas subsidiaries, the balance sheet accounts are translated into Japanese yen at the exchange rates in effect at the balance sheet date except for shareholders' equity, which are translated at the historical rates. The average exchange rates for the fiscal period are used for translation of revenue and expenses. The differences resulting from translation in this manner are included in "Minority Interests" and "Translation adjustments" which are listed in Shareholders' Equity in the accompanying consolidated balance sheets.

C. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, time deposit with an original maturity of three months or less, which can be withdrawn on demand and certain investments. Investments are defined as those that are easily accessible, with little risk of fluctuation in value and the maturity date is within three months of the acquisition date.

D. Financial Instruments

Derivatives

All derivatives are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise.

Securities

Securities are classified into four categories as follows.

Trading securities, which are held for the purpose of generating profits on short-term differences in prices, are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise.

Held-to-maturity debt securities are stated at cost after accounting for premium or discount on acquisition, which is amortized over the period to maturity.

Equity securities of non-consolidated subsidiaries and affiliated companies with equity method non-applied are stated at cost.

Other securities for which market quotations are available are stated at fair value. Unrealized gains on other securities are reported as "Unrealized gains on other securities" in Shareholders' Equity at a net-of-tax amount, while unrealized losses on other securities are included in net profit or loss for the period.

Other securities for which market quotations are unavailable are stated at cost, determined by the moving average method except as stated in the paragraph below.

In case where the fair value of held-to-maturity debt securities, equity securities issued by non-consolidated subsidiaries and affiliates, or other securities has declined significantly and such impairment of the value is not deemed temporary, those securities are written down to the fair value and the resulting losses are included in net profit or loss for the period.

Under the Japanese accounting standard, trading securities and debt securities due within one year are presented as "current" and all the other securities are presented as "non-current."

E. Inventories

Inventories are stated at the lower of cost, determined by the moving average method, or market.

F. Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company and its consolidated subsidiaries in Japan compute depreciation by the declining balance method over the estimated useful lives. The straight-line method of depreciation is used for buildings, except for structures, acquired on or after April 1, 1998. Overseas consolidated subsidiaries compute depreciation of assets by applying the straight-line method over the period of estimated useful lives. Estimated useful lives of the principal assets are as follows:

Buildings and structures: 3 to 60 years

G. Income Taxes

Deferred income taxes are recorded to reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

H. Retirement and Severance Benefits and Pension Plan

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially calculated amounts on the basis of the cost of retirement benefit and plan assets at end of fiscal year. Benefits under the plan are generally based on the current rate of base salary, length of service and certain other factors when the termination occurs.

Directors and corporate auditors customarily receive lump-sum payments upon termination of their services subject to shareholders' approval. The Company provides for the reserve for lump-sum severance benefits for directors and corporate auditors at the estimated amount required if all retired at the fiscal year-end.

I. Research and Development and Computer Software

Expenses relating to research and development activities are charged to income as incurred. Computer software for the internal use included in other assets is amortized using the straight-line method over the estimated useful lives.

J. Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased assets to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

K. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

L. Amounts Per Share

The computations of net income per share of common stock are based on the weighted average number of shares outstanding during each fiscal year.

Cash dividends per share represent the amounts applicable to the respective years including dividends to be paid after end of the fiscal year.

Notes to Consolidated Financial Statements

Years ended March 31, 2002 and 2001

Note 3. Market Value Information on Securities

Other securities with market value included in Investments in securities as of March 31, 2002 and 2001 were as follows:

As of March 31, 2002	¥ Japanese Yen in Millions			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities	¥13,848	¥6,635	¥122	¥20,361
Total	¥13,848	¥6,635	¥122	¥20,361

As of March 31, 2001	¥ Japanese Yen in Millions			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities	¥5,142	¥4,204	¥309	¥9,037
Bonds	25,508	-	12,409	13,099
Total	¥30,650	¥4,204	¥12,718	¥22,136

As of March 31, 2002	$ U.S. Dollars in Thousands (Note 1)			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities	$104,120	$49,885	$916	$153,089
Total	$104,120	$49,885	$916	$153,089

As of March 31, 2001	$ U.S. Dollars in Thousands (Note 1)			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities	$38,660	$31,610	$2,319	$67,951
Bonds	191,788	-	93,303	98,485
Total	$230,448	$31,610	$95,622	$166,436

Note 4. Derivatives

The Company has only forward exchange contracts and currency options within the limits of foreign currency deposit. The Company enters into derivative transactions for yield improvement of short-term financial assets, to reduce risk of exchange or interest rate fluctuations, but not for speculative purposes. Because the counterparties to these transactions are limited to high confidence level financial institutions and the transactions are short-term only, the Company does not anticipate any risk due to default. Derivative transactions are made only by the treasury department under approval by the president and a director in charge of those transactions.

The Company had the following derivative contracts outstanding at March 31, 2001.

	¥ Japanese Yen in Millions		
As of March 31, 2001	Contract amount	Fair value	Unrealized gain (loss)
Purchased Put Options:			
U.S. Dollars	¥72,090	¥638	¥(191)
Written Call Options:			
U.S. Dollars	¥72,090	¥2,782	¥(1,953)

	$ U.S. Dollars in Thousands (Note 1)		
As of March 31, 2001	Contract amount	Fair value	Unrealized gain (loss)
Purchased Put Options:			
U.S. Dollars	$542,032	$4,794	$(1,439)
Written Call Options:			
U.S. Dollars	$542,032	$20,921	$(14,688)

Note 5. Inventories

Losses incurred from the application of the lower of cost or market valuation of inventories have been charged to cost of sales in the accompanying consolidated statements of income. These losses amounted to ¥10 billion ($74 million) and ¥16 billion ($123 million) for the years ended March 31, 2002 and 2001, respectively.

Note 6. Retirement and Severance Benefits and Pension Plan

The Company has a tax approved pension scheme and lump-sum severance payments plan which is a defined benefit plan. It may also pay extra retirement allowance to employees who have distinguished services. Certain overseas consolidated subsidiaries have defined contribution plans as well as defined benefit plans.

Retirement benefit obligations as of March 31, 2002 and 2001 were as follows:

As of March 31,	¥ Japanese Yen in Millions 2002	2001	$ U.S. Dollars in Thousands (Note 1) 2002	2001
a. Retirement benefit obligation	¥(15,550)	¥(14,363)	$(116,919)	$(107,989)
b. Plan assets	9,931	9,537	74,671	71,705
c. Unfunded retirement benefit obligation	(5,619)	(4,826)	(42,248)	(36,284)
d. Unrecognized actuarial difference	921	90	6,923	676
e. Unrecognized prior service cost (decrease of obligation)	281	719	2,118	5,405
f. Reserve for employee retirement and severance benefits	¥(4,417)	¥(4,017)	$(33,207)	$(30,203)

Retirement benefit cost for the years ended March 31, 2002 and 2001 were as follows:

Years ended March 31,	¥ Japanese Yen in Millions 2002	2001	$ U.S. Dollars in Thousands (Note 1) 2002	2001
a. Service cost	¥1,095	¥843	$8,234	$6,335
b. Interest cost	551	437	4,143	3,287
c. Expected return on plan assets	(282)	(248)	(2,121)	(1,865)
d. Amortization of difference by accounting changes	-	(563)	-	(4,234)
e. Amortization of actuarial difference	613	1,420	4,611	10,680
f. Amortization of prior service cost	511	721	3,841	5,424
g. Retirement benefit cost	¥2,488	¥2,610	$18,708	$19,627

Basis of calculation:

Year ended March 31, 2002

a. Method of attributing benefits to years of service:	Straight-line basis
b. Discount rate:	1.5% to 7.0%
c. Expected return rate on plan assets:	1.5% to 8.0%
d. Amortization years of prior service cost:	One to ten years
e. Amortization years of actuarial difference:	Mainly fully amortized in the same fiscal year as incurred

Year ended March 31, 2001

a. Method of attributing benefits to years of service:	Straight-line basis
b. Discount rate:	1.5% to 7.0%
c. Expected return rate on plan assets:	1.5% to 8.0%
d. Amortization years of prior service cost:	One to ten years
e. Amortization years of actuarial difference:	Fully amortized in the same fiscal year as incurred at the Company
f. Amortization years of difference by accounting changes:	Fully amortized in the initial fiscal year

Note 7. Research and Development

Research and development costs incurred and charged to cost of sales, and selling, general and administrative expenses were ¥17 billion ($126 million) and ¥17 billion ($125 million) for the years ended March 31, 2002 and 2001, respectively.

Note 8. Income Taxes

The Company is subject to several Japanese taxes based on income, which, in the aggregate, result in a normal statutory tax rates of approximately 42% for the years ended March 31, 2002 and 2001.

Significant components of deferred tax assets and liabilities are summarized as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)	
Years ended March 31,	2002	2001	2002	2001
Deferred tax assets:				
Accrued expenses	¥20,383	¥8,815	$153,258	$66,276
Inventory - write-downs and elimination of unrealized profit	9,721	13,096	73,090	98,465
Research and development costs	5,458	7,279	41,041	54,733
Unrealized loss on land	2,515	2,515	18,910	18,910
Accrued enterprise tax	2,459	5,713	18,490	42,957
Allowance for doubtful accounts	2,222	1,799	16,709	13,526
Reserve for employee retirement and severance benefits	1,806	1,747	13,580	13,134
Copyright expenses	1,478	1,408	11,109	10,584
Other	7,183	11,939	54,000	89,766
Gross deferred tax assets	53,225	54,311	400,187	408,351
Valuation allowance	(1,668)	(1,059)	(12,541)	(7,963)
Total deferred tax assets	51,557	53,252	387,646	400,388
Deferred tax liabilities:				
Unrealized gains on other securities	(2,787)	(1,766)	(20,952)	(13,276)
Undistributed retained earnings of an overseas subsidiary	(852)	(1,330)	(6,406)	(10,001)
Other	(954)	(748)	(7,176)	(5,624)
Total deferred tax liabilities	(4,593)	(3,844)	(34,534)	(28,901)
Net deferred tax assets	¥46,964	¥49,408	$353,112	$371,487

Reconciliation of the statutory tax rate and the effective tax rate for the years ended March 31, 2002 and 2001 are excluded, since the differences are not more than five one-hundredth of the statutory tax rate.

Note 9. Leases

The Company and certain consolidated subsidiaries lease computer equipment and other assets. Total lease payments under finance leases not deemed to transfer ownership of the leased assets to the lessee for the years ended March 31, 2002 and 2001 were ¥215 million ($1,614 thousand) and ¥136 million ($1,022 thousand), respectively.

Pro forma information of leased assets under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis as of March 31, 2002 and 2001 was as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)	
As of March 31,	2002	2001	2002	2001
Acquisition cost	¥830	¥580	$6,237	$4,363
Accumulated depreciation	412	342	3,097	2,575
Net leased assets	¥418	¥238	$3,140	$1,788

Pro forma amounts of obligations under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis as of March 31, 2002 and 2001 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)	
As of March 31,	2002	2001	2002	2001
Due within one year	¥221	¥107	$1,662	$807
Due after one year	197	131	1,478	981
Total	¥418	¥238	$3,140	$1,788

The minimum rental commitments under noncancelable operating leases at March 31, 2002 and 2001 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)	
As of March 31,	2002	2001	2002	2001
Due within one year	¥459	¥89	$3,453	$673
Due after one year	4,225	335	31,764	2,518
Total	¥4,684	¥424	$35,217	$3,191

Note 10. Litigation

The Company and its consolidated subsidiaries are involved in matters of litigation, both as a plaintiff and as a defendant, and are subject to various claims or other contingent obligations, all arising in the ordinary course of business. Such litigation includes assertions relating to patent, copyright and trademark infringement and other matters.

While the ultimate outcome of these matters cannot be predicted at this time, it is the opinion of management that the disposition of all matters of litigation in which the Company and its consolidated subsidiaries are presently involved will not have a material adverse effect on the consolidated financial position of the Company.

Note 11. Subsequent Events

At the annual general meeting held on June 27, 2002, shareholders of the Company approved the year-end cash dividends and directors' bonuses proposed by the Board of Directors of the Company as follows:

	¥ Japanese Yen in Millions	$ U.S. Dollars in Thousands (Note 1)
Year-end cash dividends, ¥80 ($0.60) per share	¥11,333	$85,209
Directors' bonuses	170	1,278

At the same meeting, the Company was authorized to acquire its own shares after June 27, 2002, upon resolution of the Board of Directors, to a maximum of 14,000 thousand shares at the purchase cost of less than ¥250 billion ($1,880 million).

Note 12. Segment Information

A. Segment Information by Business Categories

Because the Company operates predominantly in one industry segment which accounts for over 90% of total net sales, operating income and assets, this information is not required.

B. Segment Information by Seller's Location

Year ended March 31, 2002	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
	¥ Japanese Yen in Millions						
Net sales and operating income							
Net sales							
Sales to third parties	¥170,867	¥283,425	¥94,253	¥5,868	¥554,413	-	¥554,413
Inter segment sales	275,886	932	3,425	1	280,244	¥(280,244)	-
Total net sales	446,753	284,357	97,678	5,869	834,657	(280,244)	554,413
Cost of sales and selling, general and administrative expenses	381,563	252,984	92,120	5,756	732,423	(297,617)	434,806
Operating income	¥65,190	¥31,373	¥5,558	¥113	¥102,234	¥17,373	¥119,607
Assets	¥988,187	¥176,967	¥52,598	¥3,053	¥1,220,805	¥(64,089)	¥1,156,716

Year ended March 31, 2002	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
	$ U.S. Dollars in Thousands (Note 1)						
Net sales and operating income							
Net sales							
Sales to third parties	$1,284,716	$2,131,012	$708,669	$44,123	$4,168,520	-	$4,168,520
Inter segment sales	2,074,326	7,010	25,752	5	2,107,093	$(2,107,093)	-
Total net sales	3,359,042	2,138,022	734,421	44,128	6,275,613	(2,107,093)	4,168,520
Cost of sales and selling, general and administrative expenses	2,868,895	1,902,139	692,631	43,275	5,506,940	(2,237,720)	3,269,220
Operating income	$490,147	$235,883	$41,790	$853	$768,673	$130,627	$899,300
Assets	$7,429,978	$1,330,579	$395,474	$22,950	$9,178,981	$(481,871)	$8,697,110

¥ Japanese Yen in Millions

Year ended March 31, 2001	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
Sales to third parties	¥141,865	¥237,859	¥73,842	¥8,630	¥462,196	-	¥462,196
Inter segment sales	209,010	685	8,854	6	218,555	¥(218,555)	-
Total net sales	350,875	238,544	82,696	8,636	680,751	(218,555)	462,196
Cost of sales and selling, general and administrative expenses	298,008	209,166	74,046	8,221	589,441	(212,161)	377,280
Operating income	¥52,867	¥29,378	¥8,650	¥415	¥91,310	¥(6,394)	¥84,916
Assets	¥909,722	¥228,747	¥66,214	¥4,393	¥1,209,076	¥(140,508)	¥1,068,568

$ U.S. Dollars in Thousands (Note 1)

Year ended March 31, 2001	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
Sales to third parties	$1,066,655	$1,788,412	$555,205	$64,888	$3,475,160	-	$3,475,160
Inter segment sales	1,571,504	5,148	66,572	49	1,643,273	$(1,643,273)	-
Total net sales	2,638,159	1,793,560	621,777	64,937	5,118,433	(1,643,273)	3,475,160
Cost of sales and selling, general and administrative expenses	2,240,662	1,572,675	556,739	61,813	4,431,889	(1,595,194)	2,836,695
Operating income	$397,497	$220,885	$65,038	$3,124	$686,544	$(48,079)	$638,465
Assets	$6,840,016	$1,719,904	$497,851	$33,031	$9,090,802	$(1,056,454)	$8,034,348

C. Sales for Overseas Customers

Year ended March 31, 2002	The Americas	Europe	Other	Total
	¥ Japanese Yen in Millions			
Sales for overseas customers	¥284,518	¥116,155	¥10,621	¥411,294
Consolidated net sales				¥554,413

Year ended March 31, 2001	The Americas	Europe	Other	Total
	¥ Japanese Yen in Millions			
Sales for overseas customers	¥238,775	¥96,789	¥13,270	¥348,834
Consolidated net sales				¥462,196

Year ended March 31, 2002	The Americas	Europe	Other	Total
	$ U.S. Dollars in Thousands (Note 1)			
Sales for overseas customers	$2,139,234	$873,349	$79,857	$3,092,440
Consolidated net sales				$4,168,520

Year ended March 31, 2001	The Americas	Europe	Other	Total
	$ U.S. Dollars in Thousands (Note 1)			
Sales for overseas customers	$1,795,298	$727,736	$99,778	$2,622,812
Consolidated net sales				$3,475,160

Overseas sales are the Company's total export sales and sales made by overseas subsidiaries, except for inter segment sales.

Corporate Directory

Board of Directors

Chairman
Atsushi Asada*

President
Satoru Iwata*

Senior Managing Director
Yoshihiro Mori*
Shinji Hatano*
Genyo Takeda*
Shigeru Miyamoto*

Managing Director
Masaharu Matsumoto
Nobuo Nagai
Eiichi Suzuki

Director
Akira Iijima
Kazuo Kawahara
Tatsumi Kimishima
Hiroshi Yamauchi
Akio Tsuji

Corporate Auditor
Takayasu Kojima
Kimiyoshi Fukui
Minoru Inaba
Yoshiro Kitano

*Representative Director

As of June 27, 2002

Offices and Facilities

Corporate Headquarters
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : (075) 662-9600
Fax : (075) 662-9601

Uji Plant
92-15 Enba,
Makishima-cho,
Uji-city,
Kyoto 611-0041,
Japan
Tel : (0774) 21-3191
Fax : (0774) 24-1325

Uji Ogura Plant
56 Kaguraden,
Ogura-cho,
Uji-city,
Kyoto 611-0042,
Japan
Tel : (0774) 23-7838
Fax : (0774) 23-7813

Uji Okubo Plant
54-1 Tahara,
Okubo-cho,
Uji-city,
Kyoto 611-0033,
Japan
Tel : (0774) 45-3030
Fax : (0774) 45-3033

Tokyo Branch Office
5-21-5 Asakusabashi,
Taito-ku,
Tokyo 111-0053,
Japan
Tel : (03) 5820-2251
Fax : (03) 5820-2681

Tokyo Distribution Center
3-1-24, Toyosumi,
Kashiwa-city,
Chiba 277-0071,
Japan
Tel : (0471) 74-4144
Fax : (0471) 72-2812

Osaka Branch Office
1-13-9, Honjohigashi,
Kita-ku,
Osaka 531-0074,
Japan
Tel : (06) 6376-5950
Fax : (06) 6376-5961

Nagoya Sales Office
2-18-9, Habashita,
Nishi-ku,
Nagoya 451-0041,
Japan
Tel : (052) 571-2510
Fax : (052) 565-0061

Nagoya Distribution Center
3-321, Nakaotai,
Nishi-ku,
Nagoya 452-0822,
Japan
Tel : (052) 501-2077
Fax : (052) 501-9980

Okayama Sales Office
4-4-11, Hokan-cho,
Okayama 700-0026,
Japan
Tel : (086) 252-1821
Fax : (086) 255-0316

Sapporo Sales Office
18-2 Nishi, Kitakujo,
Chuo-ku,
Sapporo 060-0009,
Japan
Tel : (011) 621-0513
Fax : (011) 621-3809

Principal consolidated subsidiaries [Overseas]

Nintendo of America Inc.
4820 150th Avenue N.E.
Redmond, WA 98052
U.S.A.
Tel : (425) 882-2040
Fax : (425) 882-3585

Nintendo Australia Pty. Ltd.
804 Stud Road Scoresby,
Victoria 3179,
Australia
Tel : 61-3-9730-9900
Fax : 61-3-9730-9922

Nintendo Benelux B.V.
Krijtwal 33, 3432 ZT
Nieuwegein, Holland
Tel : 31-30-6097100
Fax : 31-30-6051110

Nintendo of Canada Ltd.
110-13480 Crestwood Place
Richmond, B.C. V6V 2J9
Canada
Tel : (604) 279-1600
Fax : (604) 279-1649

Nintendo España, S.A.
Azalea, 1 - Edificio D
MINIPARC 1
El Soto de la Moraleja
28109 ALCOBENDAS
Madrid, Spain
Tel : 34-91-659-7400
Fax : 34-91-659-7401

Nintendo of Europe GmbH
Nintendo Center,
63760 Großostheim, Germany
Tel : 49-6026-945-00
Fax : 49-6026-950-301

Nintendo France S.A.R.L.
1, rue de la Croix des
Maheux 95031
Cergy-Pontoise
Cedex, France
Tel : 33-1-34-35-46-00
Fax : 33-1-34-35-46-35

Branch offices [Overseas]

Nintendo Benelux B.V.,
Belgium Branch
Frankrijklei 31-33
B-2000 Antwerpen,
Belgium
Tel : 32-3-2247670
Fax : 32-3-2247676

Nintendo UK
Mansour House,
188 Bath Road, Slough
Berkshire SL1 3GA,
U.K.
Tel : 44-1753-472-777
Fax : 44-1753-472-750

Nintendo Italia
Piazzale Biancamano, 8
20121 Milano
Italy
Tel : 39-02-6203-2232
Fax : 39-02-6203-4051

Other consolidated subsidiaries

Domestic:
ND CUBE Co., Ltd.
Brownie Brown Inc.
WARPSTAR, Inc.

Overseas:
NES Merchandising Inc.
NHR Inc.
HFI Inc.
SiRAS.com Inc.
Nintendo Technology
Development Inc.
Nintendo Software
Technology Corporation
Rare Acquisition Inc.
Rare Limited
Rare Inc.
Rare Toys & Games, Inc.
Nintendo Phuten Co., Ltd.
Nintendo Services USA, Inc.

Non-consolidated subsidiary with equity method applied

Overseas:
A/N Software Inc.

Non-consolidated subsidiary with equity method non-applied

Domestic:
Fukuei Co., Ltd.

Affiliated companies with equity method applied

Domestic:
Marigul Management Inc.
MGM Fund Inc.
Mobile 21 Co., Ltd.
MONEGI Co.
The Pokémon Company
HAL LABORATORY, INC.

Overseas:
Left Field Productions, Inc.
Rareware Limited
Retro Studios, Inc.
Silicon Knights Inc.
iKuni Inc.
Pokémon USA, Inc.

Affiliated companies with equity method non-applied

Domestic:
Ape inc.

Overseas:
Midway/Nintendo Inc.

Shareholder and Investor Information

Corporate Headquarters

Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : (075) 662-9600

Nintendo Co., Ltd. Common Stock

Nintendo Co., Ltd.
common stock is listed on the Osaka Stock Exchange, Section 1 and the Tokyo Stock Exchange, Section 1.

Annual Meeting

The Annual Meeting of Shareholders for Fiscal 2002 was held on Thursday, June 27, 2002 at Nintendo Co., Ltd. Kyoto, Japan.

Investor Relations

Securities analysts, institutional investors, and other members of the financial community requesting information about Nintendo Co., Ltd. should contact:

Mr. Yoshihiro Mori
Senior Managing Director
General Manager,
Corporate Analysis &
Administration Division
Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : (075) 662-9614
Fax : (075) 662-9615
E-mail: ymori@nintendo.co.jp

Public Relations

Mr. Peter MacDougall
Executive Vice President
Mr. George Harrison
Senior Vice President,
Marketing & Corporate
Communications
Nintendo of America Inc.
4820 150th Avenue N.E.
Redmond, WA 98052
U.S.A.
Tel : (425) 882-2040

Public Relations Sect.
Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : (075) 662-9600
Fax : (075) 662-9601

Independent Auditors

ChuoAoyama Audit Corporation
Kyoto, Japan

Visit Nintendo
on the Internet at

http://www.nintendo.com